INTERVIEW-UPDATE 1-Gemalto rules out raising Wavecom offer
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379 Words
18 November 2008
13:41 GMT
Reuters News
English
(c) 2008 Reuters Limited
* CEO says price attractive in current conditions
* To return some cash to shareholders if bid fails
* Sees no sign of slowdown, sticks to goals
(Adds CEO comments, detail, background)
By Vanessa Walters
PARIS, Nov 18 (Reuters) — Gemalto , the world’s largest provider of smart cards, ruled out raising its offer for wireless technology group Wavecom after the bid won support from its target’s works council. If the bid still failed, Gemalto would return some cash to shareholders through buybacks or dividends, Chief Executive Olivier Piou told Reuters in an interview on Tuesday.
“The price is well considered,” Piou said. “It is a particularly attractive offer in these difficult times.”
He said Wavecom’s top management welcomed the offer but the administrative board refused to admit this and was not being realistic.
Piou added that Gemalto had not seen a slowdown, despite the financial crisis, and said it was sticking to its targets for this year and next.
Gemalto offered 7 euros a share for Wavecom last month, a premium of 72 percent at the time, valuing it at around 110 million euros ($139 million). It also offered 20 euros per OCEANE bond convertible into Wavecom shares, later raising this amount to 31.30 euros.
Wavecom called the offer hostile and rejected it as “inadequate”.

“I don’t think there will be a competing bid, nor will the offer be raised further but the bid may become friendly,” Piou said.
Gemalto’s offer for Wavecom is conditional on acceptance by shareholders representing 50.01 percent of all company stock.
Should the bid fail, Piou said the first priority was to use the cash for internal growth, the second to make targeted acquisitions that were not too large and the third to return money to shareholders.
Gemalto, the product of a merger between Axalto and Gemplus, had 2007 revenue of 1.631 billion euros.
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(Editing by James Regan and David Cowell)
(vanessa.walters@reuters.com; +331 4949 5331; Reuters Messaging:
vanessa.walters.reuters.com@reuters.net)) ($1=.7921 Euro)
GEMALTO/ (INTERVIEW, UPDATE 1)|LANGEN|ABN|E|RBN
     This news article is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any securities of Wavecom S.A. The terms and conditions of the U.S. Offer are set forth in the U.S. Offer to Purchase dated October 28, 2008 and the related materials, as amended, that Gemalto filed with the U.S. Securities and Exchange Commission (the “Commission”) on Schedule TO. The terms and conditions of the International Offer are set forth in the Note d’Information, as amended, that Gemalto filed with the French Autorité des marchés financiers (the “AMF”), and on which the AMF affixed its visa n° 08-225 on October 24, 2008, in accordance with its conformity decision of October 24, 2008. Wavecom securityholders and other investors are urged to read carefully such offer materials (as updated and amended) prior to making any decisions with respect to the Offers because these documents contain important information, including the terms and conditions of the Offers. Wavecom securityholders and other investors can obtain copies of these tender offer materials and any other documents filed with the Commission from the Commission’s website (www.sec.gov) and with the AMF from the AMF’s website (www.amf-france.org), in each case without charge. Such materials filed by Gemalto will also be available for free at Gemalto’s website (www.gemalto.com).
     Questions and requests for assistance regarding the U.S. offer may be directed to the Information Agent, Georgeson Inc. (the “Information Agent”) (199 Water Street, 26th Floor New York, NY 10038-3650; U.S. Toll Free Number for holders of Wavecom securities in the United States: (800) 257-5271; U.S. Number for banks and brokers: (212) 440-9800). Requests for additional copies of the U.S. offer documents and other materials may be directed to the Information Agent and will be furnished promptly at Gemalto’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the U.S. Offer.
     The publication or distribution of this news article may be subject to statutory or regulatory restrictions in certain countries. The news article is not addressed to individuals subject to such restrictions, either directly or indirectly. Receipt of this news article does not constitute an offer in countries where a tender offer or an offer of securities would be illegal.